SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number 001-38490

HIGHWAY HOLDINGS LIMITED

(Translation of Registrant’s Name Into English)

Suite 1801, Level 18

Landmark North

39 Lung Sum Avenue

Sheung Shui

New Territories, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

New Directors

Effective April 1, 2020, Highway Holdings Limited (the “Company”) appointed two new directors to its Board of Directors to fill vacancies created by the resignation of a director in in each of 2018 and 2019. Heiko Sonnekalb was appointed to as a Class II director, and Dirk Hermann was appointed as a Class I director.

Heiko Sonnekalb, 49, currently serves as the chief executive officer of Dr. Arnold Schaefer GmbH, a German holding company, Lakal GmbH, a German manufacturer of shutter blinds, and Bartz Werke GmbH, a German casting foundry and heat and pipe technology company. In addition, he serves as a director of Germany-based Herweck AG and Stadtwerke Voelklingen Vertrieb GmbH. Mr. Sonnekalb also is a committee member of both the IHK Saarland Industrial Research and Foreign Trade Committee and the DIHK Berlin Industrial Research and Foreign Trade Committee. He also serves as a judge on the labor court in Saarbruecken, Germany. Mr. Sonnekalb received a degree in Business Administration from the University of Fulda, Germany, in 1997.

Dirk Hermann, Ph.D., 56, previously served as a member of the Board of Directors from January 2003 until August 2010. Dr. Hermann currently serves as chief executive officer of Saarland Feuerversicherung AG and Saarland Lebensversicherung AG, two German insurance companies. He joined Bayerische Versicherungskammer in 2012, parent company of Saarland Insurance Group. Prior thereto, he held a variety of positions with Allianz Versicherungen AG, including a tenure as a member of the management board. Mr. Hermann currently also serves on the board of two German banks, Landesbank Saar and Sparkassenverband, and on the board of the Consul Investment company. Dr. Hermann graduated from the University of Konstanz in Germany with a bachelor’s degree in business administration. He also holds a master’s degree in business administration from the University of St. Gallen in Switzerland. He earned a Ph.D. degree in business administration from the University of Leipzig, in Germany. Dr. Hermann is the brother-in-law of Roland Kohl, the Chairman, President and Chief Executive Officer of the Company.

Exhibits

99.1	Press release announcing the two new directors, issued on April 1, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: April 1, 2020	By	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer